601 Lexington Avenue New York, New York 10022

Thomas W. Christopher To Call Writer Directly: (212) 446-4790 thomas.christopher@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

September 19, 2012

VIA EDGAR SUBMISSION

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Community Health Systems, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 23, 2012

File No. 001-15925

Dear Mr. Rosenberg:

On behalf of Community Health Systems, Inc. (the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated September 5, 2012, relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”) filed with the Commission on February 23, 2012.

The responses below correspond to the captions and numbers of the comments set forth in your letter (which are reproduced below in italics).

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Business and Summary of Significant Accounting Policies

Net Operating Revenues, page 80

1.	We acknowledge your disclosure regarding the adoption of ASU 2010-23. Please provide us proposed revised disclosure to be included in future periodic reports that expands your disclosure of the “Company’s charity care policy” so as to clarify the patients that “qualify under the Company’s charity care policy.” Refer to ASC 954-605-50-3.

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

September 19, 2012

Response: In future filings of its Form 10-K, the Company will revise its Net Operating Revenues policy disclosure in Footnote 1 Business and Summary of Significant Accounting Policies to clarify the patients that qualify for charity care in accordance with the Company’s policy, as follows (proposed revisions to future filings, as if they were made to the 2011 Form 10-K, are set forth in bold and italicized below, with deleted items marked with a strikethrough):

Net Operating Revenues. Net operating revenues are recorded net of provision for contractual allowance of approximately $42.4 billion, $35.8 billion and $30.8 billion in 2011, 2010 and 2009, respectively. Net operating revenues are recognized when services are provided and are reported at the estimated net realizable amount from patients, third-party payors and others for services rendered. Included in the provision for contractual allowance shown above is the value of administrative and other discounts provided to self-pay patients eliminated from net operating revenues which was $852.4 million, $689.4 million and $531.9 million for the years ended December 31, 2011, 2010 and 2009, respectively.

In the ordinary course of business, the Company renders services to patients who are financially unable to pay for hospital care. The Company’s policy is to not pursue collections for such amounts, therefore, the related charges for those patients who are financially unable to pay and that otherwise do not qualify for reimbursement from a governmental program are not reported in net operating revenues or in the provision for bad debts, and are thus classified as charity care. The Company determines amounts that qualify for charity care primarily based on the patient’s household income relative to the federal poverty level guidelines, as established by the federal government.

~~Also,~~ Included in the provision for contractual allowance shown above is $651.1 million, $512.4 million and $451.0 million for the years ended December 31, 2011, 2010 and 2009, respectively, representing the value (at the Company’s standard charges) of these charity care services ~~to patients who are unable to pay~~ that are excluded ~~is eliminated~~ from net operating revenues. ~~when it is determined they qualify under the Company’s charity care policy. The value of these services was $651.1 million, $512.4 million and $451.0 million for the years ended December 31, 2011, 2010 and 2009, respectively.~~

The estimated cost incurred by the Company to provide these charity care services to patients who are unable to pay was approximately $125.7 million, $105.5 million and $104.0 million for the years ended December 31, 2011, 2010 and 2009, respectively. The estimated cost of these charity care services was determined using a ratio of cost to gross charges and applying that ratio to the gross charges associated with providing care to charity patients for the period. ~~Gross charges associated with providing care to these patients includes only the related charges for those patients who are financially unable to pay and qualify under the Company’s charity care policy and that do not otherwise qualify for reimbursement from a governmental program.~~

Securities and Exchange Commission

September 19, 2012

Currently, several states utilize supplemental reimbursement programs for the purpose of providing reimbursement to providers to offset a portion of the cost of providing care to Medicaid and indigent patients. These programs are designed with input from Centers for Medicare and Medicaid Services and are funded with a combination of state and federal resources, including, in certain instances, fees or taxes levied on the providers. Similar programs are also being considered by other states. After these supplemental programs are signed into law, the Company recognizes revenue and related expenses in the period in which amounts are estimable and collection is reasonably assured. Reimbursement under these programs is reflected in net operating revenues and fees, taxes or other program-related costs are reflected in other operating costs and expenses.

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Securities and Exchange Commission

September 19, 2012

The acknowledgements of the Company requested at the end of your letter are attached hereto as Exhibit A. Please do not hesitate to contact the undersigned at the number above with any questions or comments you may have regarding this letter.

Sincerely,

/s/ Thomas W. Christopher
Thomas W. Christopher

cc:	Wayne T. Smith

Community Health Systems, Inc.

W. Larry Cash

Community Health Systems, Inc.

Rachel A. Seifert, Esq.

Community Health Systems, Inc.

Exhibit A

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Community Health Systems, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 23, 2012

File No. 001-15925

Dear Mr. Rosenberg:

As requested in your letter, dated September 5, 2012, to Community Health Systems, Inc. (the “Company”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the Securities and Exchange Commission (the “Commission”) on February 23, 2012, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

COMMUNITY HEALTH SYSTEMS, INC.

By:	/s/ W. Larry Cash
Name:	W. Larry Cash
Title:	Executive Vice President and Chief Financial Officer